UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ProShares Trust

(Name of Issuer)

ProShares Ultra 7-10 Treasury, Exchange Traded Fund

(Title of Class of Securities)

74347R180

(CUSIP Number)

November 1, 2011

(Date of Event Which Requires Filing of this Statement)\

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

(*)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347R180

(1)	Names of reporting persons Good Harbor Financial, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ Not Applicable
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power As of the event which requires filing of this Schedule: None As of the date of filing: None
(6) Shared voting power As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(7) Sole dispositive power As of the event which requires filing of this Schedule: None As of the date of filing: None
(8) Shared dispositive power As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(9)	Aggregate amount beneficially owned by each reporting person As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ Not Applicable
(11)	Percent of class represented by amount in Row (9) As of the event which requires filing of this Schedule: 4% As of the date of filing: 0%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 74347R180

(1)	Names of reporting persons Cedar Capital Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ Not Applicable
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power As of the event which requires filing of this Schedule: None As of the date of filing: None
(6) Shared voting power As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(7) Sole dispositive power As of the event which requires filing of this Schedule: None As of the date of filing: None
(8) Shared dispositive power As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(9)	Aggregate amount beneficially owned by each reporting person As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ Not Applicable
(11)	Percent of class represented by amount in Row (9) As of the event which requires filing of this Schedule: 4% As of the date of filing: 0%
(12)	Type of reporting person (see instructions) HC

CUSIP No. 74347R180

(1)	Names of reporting persons Paul Ingersoll
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ Not Applicable
(3)	SEC use only
(4)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power As of the event which requires filing of this Schedule: None As of the date of filing: None
(6) Shared voting power As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(7) Sole dispositive power As of the event which requires filing of this Schedule: None As of the date of filing: None
(8) Shared dispositive power As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(9)	Aggregate amount beneficially owned by each reporting person As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ Not Applicable
(11)	Percent of class represented by amount in Row (9) As of the event which requires filing of this Schedule: 4% As of the date of filing: 0%
(12)	Type of reporting person (see instructions) HC

CUSIP No. 74347R180

(1)	Names of reporting persons Neil Peplinski
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ Not Applicable
(3)	SEC use only
(4)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power As of the event which requires filing of this Schedule: None As of the date of filing: None
(6) Shared voting power As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(7) Sole dispositive power As of the event which requires filing of this Schedule: None As of the date of filing: None
(8) Shared dispositive power As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(9)	Aggregate amount beneficially owned by each reporting person As of the event which requires filing of this Schedule: 70,428 shares As of the date of filing: None
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ Not Applicable
(11)	Percent of class represented by amount in Row (9) As of the event which requires filing of this Schedule: 4% As of the date of filing: 0%
(12)	Type of reporting person (see instructions) HC

Item 1(a). Name of Issuer:

ProShares Trust

Item 1(b). Address of Issuer’s Principal Executive Offices:

7501 Wisconsin Ave, Ste 1000

Bethesda, MD 20814

Item 2(a). Name of Person Filing:

The filers of this amended Schedule 13G report are Good Harbor Financial, LLC (“Good Harbor”), Cedar Capital Advisors, LLC (“Cedar”), Paul Ingersoll (“Ingersoll”) and Neil Peplinski (“Peplinski”) and are collectively referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of the Reporting Persons is:

101 North Wacker Drive

Suite 2004

Chicago, IL 60606

Item 2(c). Citizenship:

Ingersoll and Peplinski are United States Citizens. Cedar and Good Harbor are organized as limited liability companies under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:

ProShares Ultra 7-10 Treasury, Exchange Traded Fund (the “Shares”)

Item 2(e). CUSIP Number:

74347R180

Item 4. Ownership

As of November 1, 2011, the Reporting Persons owned beneficially 70,428 Shares, which represents 4% of the 1,750,000 Shares outstanding as of November 1, 2011, as reported on the issuer’s website.

As of the date of this filing, the Reporting Persons owns beneficially zero (0) Shares, which represents zero percent (0%) of the 250,000 Shares outstanding as of November 28, 2011, as reported on the issuer’s website.

NOTE 1: Good Harbor, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to un-registered accounts (collectively, the “Accounts”). In its role as investment adviser or manager, Good Harbor possesses shared voting and investment power over securities of the Issuer described in this amended schedule that are owned by the Accounts, and may be deemed to be the beneficial owner of such shares of the Issuer held by the Accounts. Cedar owns 100% of the membership interests of Good Harbor. Ingersoll and Peplinski are the managers of Good Harbor and Cedar and together own the majority of the outstanding membership interests of Cedar. As a result, Cedar, Ingersoll and Peplinski may be deemed to be the beneficial owners of such shares held by the Accounts. However, all securities reported in this amended schedule are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each Reporting Person disclaims beneficial ownership of such securities. In addition, the filing of this amended schedule shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this amended Schedule 13G for any other purposes than Section 13(g) of the Exchange Act.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: (X)

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2011

Good Harbor Financial, LLC

By: /s/ Paul Ingersoll

Name: Paul Ingersoll

Title: Manager

Cedar Capital Advisors, LLC

By: /s/ Paul Ingersoll

Name: Paul Ingersoll

Title: Manager

Paul Ingersoll

/s/ Paul Ingersoll

Paul Ingersoll

Neil Peplinski

/s/ Neil Peplinski

Neil Peplinski